NEWS Client: AMERICAN ISRAELI PAPER MILLS LTD. Agency Contact: PHILIP Y. SARDOFF For Release: IMMEDIATE

American Israeli Paper Mills Ltd. Receives AA- Credit Rating
- Awarded Environmental Protection Shield -

Hadera, Israel, December 31, 2002 - American Israeli Paper Mills Ltd. (ASE:AIP) [AIPM] announced that it is studying the possibility and feasibility of raising capital through the issuance of debentures to institutional investors of up to NIS 150 million.

Therefore, the Company requested Maalot, the Israeli Securities Rating Company Ltd., affiliation of Standard and Poor's, the entity responsible for credit rating in the Israeli market, to issue a credit rating.

Maalot informed the Company that it had decided to give a rating of (AA-) to the possible issuance of the aforesaid debentures.

The Company also announced that it received yesterday, in the presence of the President of Israel, Mr. Moshe Katzav, the Minister of Environmental Protection Shield for outstanding industrials, for the year 2002.

The shield was awarded to the Company as a result of its achievements in the environmental protection area in its plants in Hadera.

The award committee's statements in awarding the shield were:

"A substantial attitude change to the environmental protection scope, at all levels, management and employees. Definition of environmental issues, budgets required and solutions, within the frame of a multi-year environmental investment program. The program's main achievements: Efficient utilization of energy in cogeneration of power and heat; efficient utilization of raw materials and recycling of wastes; the erection of an advanced system for the treatment of industrial effluents that reduced significantly the level of contaminants in the Hadera stream together with a major future reduction of fresh water consumption."